NORANDA ALUMINUM HOLDING CORPORATION

NORANDA ALUMINUM ACQUISITION CORPORATION

801 Crescent Centre Drive, Suite 600

Franklin, TN 37067

May 13, 2008

VIA EDGAR AND FACSIMILE

H. Roger Schwall

Mellissa Duru

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Noranda Aluminum Holding Corporation
Noranda Aluminum Acquisition Corporation
Registration Statement on Form S-4 (File No. 333-148977)

Dear Mr. Schwall and Ms. Duru:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Noranda Aluminum Holding Corporation, a Delaware corporation, and Noranda Aluminum Acquisition Corporation, a Delaware corporation, and each of the co-registrant guarantors listed in the above-captioned Registration Statement (collectively, the “Registrants”), hereby request that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 2 p.m. on May 13, 2008, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrants hereby acknowledge the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Registrants may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rachel A. Wilson of Wachtell, Lipton, Rosen & Katz at (212) 403-1000 with any questions you may have concerning this request. In addition, please notify Ms. Wilson when this request for acceleration has been granted.

Sincerely,

Noranda Aluminum Holding Corporation

Noranda Aluminum Acquisition Corporation and the Co-Registrant Guarantors

By:	/s/ Alan K. Brown
Alan K. Brown
Secretary and General Counsel